United States securities and exchange commission logo





                             October 25, 2022

       Caron A. Lawhorn
       Senior Vice President and Chief Financial Officer
       ONE Gas, Inc.
       15 East Fifth Street
       Tulsa, Oklahoma 74103

                                                        Re: ONE Gas, Inc.
                                                            Kansas Gas Service
Securitization I, L.L.C.
                                                            Amendment No. 1 to
Registration Statement on Form SF-1
                                                            Filed October 14,
2022
                                                            Amendment No. 2 to
Registration Statement on Form SF-1
                                                            Filed October 19,
2022
                                                            File Nos.
333-267322 and 333-267322-01

       Dear Caron A. Lawhorn:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form SF-1

       The Servicing Agreement
       The Servicer Will Provide Assessments Concerning Compliance..., page 119

   1. We note your disclosure that the servicer will furnish annually, on or before March 31 of each year, starting in
2024, servicer certificates of compliance as required by Items 1122 and 1123 of Regulation
AB. We also note that your fiscal year end is December 31 and that you indicate
throughout the prospectus and Form of Indenture filed as Exhibit 4.1 that you contemplate
completing the Series 2022-A Senior Secured Securitized Utility Tariff
                                                        Bonds in fiscal year
2022. Please confirm that, if you complete your offering prior to
 Caron A. Lawhorn
ONE Gas, Inc.
October 25, 2022
Page 2
         December 31, 2022, such servicer compliance reports will be filed no later than March 31,
         2023. Please also make conforming changes throughout the prospectus as necessary.
         Refer to Exchange Act Rule 15d-18(b) (requiring servicer compliance reports "as of and for the period ending the end of each fiscal year") (emphasis added).
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-3

2.       We note your response to prior comment 6 and reissue in part. While
Item 601(b)(1) of
         Regulation S-K permits the underwriting agreement to be filed on Form 8-K and incorporated by reference into a registration statement subsequent to its effectiveness, the proposed form of such document must be filed as an exhibit to the registration statement prior to effectiveness to the extent the final agreement is not filed with the registration statement. Please file your Form of Underwriting Agreement with your next amendment.
Exhibits
Exhibit 5.1 Opinion of Baker Botts L.L.P with respect to legality, page 5

3. We note that the legal opinion filed as Exhibit 5.1 is limited to "matters of the Delaware
         LLC Act and applicable federal law," while the indenture and the bonds will be governed by the laws of the State of New York, according to Section 10.11 of the Form of Indenture filed as Exhibit 4.1. As the bonds are contractual obligations, counsel must opine on the law of the jurisdiction governing the agreement or instrument pursuant to which a bond is issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation. Please have counsel revise its legal opinion to also opine on the laws of the
         State of New York with respect to the bonds. Refer to Section II.B.1(e) of Staff Legal
         Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings). We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kayla Roberts at 202-551-3490 or Arthur Sandel at 202-551-3262 with any questions.



FirstName LastNameCaron A. Lawhorn                             Sincerely,
Comapany NameONE Gas, Inc.
October 25, 2022 Page 2                                        Division of
Corporation Finance
FirstName LastName                                             Office of
Structured Finance